[Reference Translation]
April 27, 2011
To Whom It May Concern:
Company Name: Daihatsu Motor Co., Ltd. Name and Title of Representative:
Koichi Ina, President (Code Number: 7262 The first sections of the Tokyo Stock Exchange and the Osaka Stock Exchange)
Name and Title of Contact Person:
Ryuichi Narano, General Manager, Finance, Accounting & Cost Management Division
Telephone Number: 072-754-3062 (The Parent Company of Daihatsu Motor Co., Ltd.) Company Name: Toyota Motor Corporation Name and Title of Representative:
Akio Toyoda, President (Code Number: 7203 Securities exchanges throughout Japan)

Notice Concerning Difference between Financial Forecasts and Actual Results for FY2011

We, Daihatsu Motor Co., Ltd. (the “Company”), hereby announce the difference between our unconsolidated financial forecasts for FY2011 (April 1, 2010 through March 31, 2011) annouced on February 1, 2011 and actual results for the same period announced today.

1. Difference between the unconsolidated forecasts and actual results for FY2011 (April 1, 2010 through March 31, 2011)
(Amount: million yen)
	Net revenues	Operating income	Ordinary income	Net income	Net income per share
Previous forecasts (A)	1,050,000	12,000	15,000	9,000	21.10yen
Actual results (B)	1,012,004	18,027	22,380	11,375	26.67yen
Difference (B - A)	-37,995	6,027	7,380	2,375	-
Difference (%)	-3.6	50.2	49.2	26.4	-
(Reference) Actual results for FY2010	1,122,320	14,009	16,343	8,299	19.45yen

2. Reasons for the difference
The unconsolidated profit exceeded the previously announced forecasts due to factors such as the decrease of quality assurance cost and of depreciation cost from the reduction of capital investment, despite the decrease in the net revenues due to the adverse effects of the Great East Japan Earthquake.